**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 16, 2020**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Enphase Energy, Inc.**

**File No. 333-174925 - CF#32060**

Enphase Energy, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 15, 2011, as amended.

Based on representations by Enphase Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.17 | through February 11, 2025 |
| Exhibit 10.18 | through February 11, 2025 |
| Exhibit 10.20 | through February 11, 2025 |
| Exhibit 10.21 | through February 11, 2025 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary